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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13D-2(A)

Summit Hotel Properties, LLC
(Name of Issuer)
Class A Membership Interests, no par value
(Title of Class of Securities)
(None)
(CUSIP Number)
Chris Eng
701 South Minnesota Ave., Ste. 6
Sioux Falls, South Dakota 57105
(605) 361-9566
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS: Kerry W. Boekelheide

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0.3%(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8.1%(1)(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0.3%(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

8.1%(1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8.4%(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	The issuer’s membership interests are expressed in percentages of ownership of the class, rather than in shares or units.

(2)	This includes Class A Interests owned directly by Kerry W. Boekelheide.

(3)	This includes Class A Interests owned by entities that Mr. Boekelheide may be attributed beneficial ownership of: TS One, Inc. (2.8%); KS Two, Inc. (2.2%); and KS Three, Inc. (3.1%).

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS: James P. Koehler

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0.5%(1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5.3%(1)(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0.5%(1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

5.3%(1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.8%(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	The issuer’s membership interests are expressed in percentages of ownership of the class, rather than in shares or units.

(2)	This includes Class A Interests owned directly by Jacki Sue Koehler, James P. Koehler’s spouse.

(3)	This includes Class A Interests owned by entities that Mr. Koehler may be attributed beneficial ownership of: KS Two, Inc. (2.2%); and KS Three, Inc. (3.1%).

ITEM 1.	SECURITY AND ISSUER.
                      This Schedule 13D (this “Schedule 13D”) relates to the Class A Membership Interests, no par value (the “Class A Interests”) of Summit Hotel Properties, LLC (the “Issuer”), with a principal executive office of 2701 South Minnesota Avenue, Suite 6, Sioux Falls, South Dakota 57105.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	This Schedule 13D is being filed by Kerry W. Boekelheide, an individual, and James P. Koehler, an individual (collectively, the “Reporting Persons”).

(b)	The business address of Mr. Boekelheide is 2701 South Minnesota Avenue, Suite 6, Sioux Falls, South Dakota 57105. The business address of Mr. Koehler is 415 North 4th Street, Aberdeen, South Dakota 57402.

Mr. Boekelheide is the Chief Executive Officer and Manager of the Issuer, whose address is Summit Hotel Properties, LLC, 2701 South Minnesota Avenue, Suite 6, Sioux Falls, South Dakota 57105.

Mr. Koehler is the sole proprietor of Budget Motel Management, a hotel management, ownership and development company, whose business address is 415 North 4th Street, Aberdeen, South Dakota 57402.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Kerry W. Boekelheide and James P. Koehler are each citizens of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 31, 2004, the Issuer issued Class A Interests in exchange for the assumption of assets of certain affiliated predecessor entities. Each of the Class A Interest described herein was issued in the March 31, 2004, exchange transaction. Accordingly, references in this Item 3 to Class A Interests may also refer to the limited partnership or membership interests in affiliated predecessor entities.

The source of funds for Mr. Boekelheide’s purchase of the Class A Interests was his personal funds.

The source of funds for Mr. Koehler’s purchase of the Class A Interests was his personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The Class A Interests deemed to be beneficially owned by the Reporting Persons are held for investment purposes.

(a)	The Reporting Persons may acquire more Class A Interests or dispose of Class A Interests in the ordinary course as business and market conditions dictate.

(b)	The Reporting Persons do not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Issuer or any of its subsidiaries.

(c)	The Reporting Persons do not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of Issuer or of any of its subsidiaries.

(d)	The Reporting Persons do not have any plans to attempt to change the members, or the number or term of the members of the Issuer’s Board of Managers.

(e)	The Reporting Persons do not have any plans or proposals that relate to or would result in any material change in the present capitalization or distribution policy of the Issuer.

(f)	The Reporting Persons do not have any plans or proposals that relate to or would result in any other material change in Issuer’s business or corporate structure.

(g)	The Reporting Persons do not have any plans or proposals that relate to or would result in changes in Issuer’s Articles of Organization or Operating Agreement or other actions which may impede the acquisition of control of Issuer by any person.

(h)	The Reporting Persons do not have any plans or proposals that relate to or would result in the Class A Interests becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(i)	The Reporting Persons do not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

As of the date hereof, Mr. Boekelheide may be deemed to own, in the aggregate, 8.4 % of the Class A Interests of the Issuer which consists of: (i) 0.3% owned by the Kerry W. Boekelheide Revocable Trust; (ii) 2.8% owned by TS One, Inc.; (iii) 2.2% owned by KS Two, Inc.; and (iv) 3.1% owned by KS Three, Inc.

Of these Class A Interests, power to invest and vote is held as follows:

Mr. Boekelheide has sole power to vote and dispose of the 0.3% of the Class A Interests held by the Kerry W. Boekelheide Revocable Trust, of which Mr. Boekelheide is the grantor and a trustee.

In each of TS One Inc., KS Two, Inc. and KS Three, Inc., Mr. Boekelheide is the President, Secretary, Treasurer and a Director and has shared power to vote and dispose of the Class A Interests owned by these entities (2.8%, 2.2% and 3.1%, respectively).

As of the date hereof, Mr. Koehler may be deemed to beneficially own 5.8% of the Class A Interests of the Issuer which consists of: (i) 0.5% owned by Jacki Sue Koehler, Mr. Koehler’s spouse; (ii) 2.2% owned by KS Two, Inc.; and (iii) 3.1% owned by KS Three, Inc.

Of these Class A Interests, power to invest and vote is held as follows:

0.5% of the Class A Interests are owned by Jacki Sue Koehler, James P. Koehler’s spouse, and he may be deemed to have sole power to vote and dispose of such interests.

In each of KS Two, Inc. and KS Three, Inc., Mr. Koehler, is the Vice President and a Director and has shared power to vote and dispose of the Class A Interests owned by these entities (2.2% and 3.1%, respectively).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons have entered into Shareholder’s Agreements concerning the Class A Interests owned by KS Two, Inc., and KS Three, Inc., and such agreements set forth certain provisions concerning voting and disposition of the Class A Interests. These agreements, and amendments, are attached hereto as Exhibits B - E.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

1.	An Amended and Restated Shareholder Agreement between Kerry W. Boekelheide and James P. Koehler, concerning the assets of KS Two, Inc. is filed herewith as Exhibit B.

2.	An Amendment to Amended and Restated Shareholders’ Agreement Dated June 30, 1999 between Kerry W. Boekelheide and James P. Koehler, concerning the assets of KS Two, Inc. is filed herewith as Exhibit C.

3.	An Amended and Restated Shareholder Agreement between Kerry W. Boekelheide and James P. Koehler, concerning the assets of KS Three, Inc. is filed herewith as Exhibit D.

4.	An Amendment to Amended and Restated Shareholders’ Agreement Dated June 30, 1999 between Kerry W. Boekelheide and James P. Koehler, concerning the assets of KS Three, Inc. is filed herewith as Exhibit E.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kerry W. Boekelheide
Kerry W. Boekelheide

Dated: May 11, 2006

/s/ James P. Koehler
James P. Koehler

Dated: May 11, 2006

Exhibit A
AGREEMENT
     The undersigned agree that this Schedule 13D dated May 11, 2006 relating to the Class A Interests of Summit Hotel Properties, LLC shall be filed on behalf of the undersigned.

/s/ Kerry W. Boekelheide
Kerry W. Boekelheide

/s/ James P. Koehler
James P. Koehler

Exhibit B
AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT
     THIS AGREEMENT, made and entered into this 30th day of June, 1999, by and among KS TWO, Inc., a South Dakota corporation (hereinafter referred to as the “Company”), and KERRY W. BOEKELHEIDE (hereinafter referred to as “Boekelheide”), BLAKE A. HOFFMAN (hereinafter referred to as “Hoffman”) and JAMES KOEHLER (hereinafter referred to as “Koehler”), (each of whom, individually, is hereinafter referred to as “Shareholder” and all of whom, together, are hereinafter referred to as “Shareholders”);
     WHEREAS, the Shareholders are the current owners and holders of all of the issued and outstanding shares of capital stock of the Company; and
     WHEREAS, the Shareholders have previously entered into a Shareholders’ Agreement; and
     WHEREAS, it is the desire of the Shareholders to provide for continuity and harmonious management in the affairs of the Company and to provide for the disposition of its capital stock in the event of the death or the termination of employment of any of the Shareholders with the Company, or in the event that any Shareholder desires to transfer his shares, all in order that the capital stock of the Company now owned by the Shareholders, respectively, may not pass into other hands and introduce other interests which might not be of advantage to or for the best interests of the Company.
     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledge, the parties hereby agree as follows;
     1. Present Ownership of Shares. As of the date of this Agreement, a total of One Thousand (1,000) shares of the Company’s are issued and outstanding. Said shares are owned and held by the Shareholders as follows:

Shareholder	Common Stock
Boekelheide	330 shares
Hoffman	330 shares
Koehler	340 shares
     2. Voluntary Transfers of Shares. In the order of priority and by the method established by Section 4 of this Agreement, each individual Shareholder hereby grants to the Company and to the remaining Shareholders the right and option (the “Option”) to purchase any of the shares owned by him, in accordance with the terms of this Agreement upon that Shareholder’s proposal to transfer any of the Company’s shares to any person. The term “Voluntary Transfer” shall mean any sale, assignment, gift, pledge or other encumbrance or other disposition (whether voluntary or involuntary) of the Company’s shares or of the beneficial interest in such shares. The price of the stock shall be determined in accordance with Section 5 and the transfer and method of payment shall be determined in the following manner:

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          a. Credit against the redemption price of the amount of any debt to the Company by the selling Shareholder,
          b. Twenty-five percent of the unpaid redemption price shall be paid within 30 days following the date the price is determined. The balance shall be paid in 84 equal monthly payments beginning on the 1st day of the month following the downpayment, with interest at the lowest applicable federal rate permitted by law at the time the downpayment is made upon the unpaid balance. The interest runs from the date the redemption price is determined by arbitration or the date the option was exercised if there is no arbitration. The unpaid balance is a first lien (in the amount of each installment due) on the earnings of the Company and shall be paid before any distribution upon earnings. The buyer shall deliver a promissory note for the debt.
          c. If any payment of interest or principal is not paid within five days after due, and fifteen days after written notice is provided, the estate of the deceased Shareholder or the selling Shareholder or their successors may declare the full amount of the balance of the note immediately due and payable without awaiting the maturity of the remaining installments.
          d. The Company and the remaining Shareholder may prepay without penalty.
          e. Upon the receipt of the downpayment in cash and a promissory note for the unpaid redemption price, the seller shall deliver the shares to the Company or to the remaining Shareholders, as the case may be, provided, however, that neither the Company nor the remaining Shareholders shall dispose of or encumber such shares without the prior written consent of said seller and until the full redemption price is paid.
     3. Notice to the Company and Shareholders. In the event that a Shareholder desires to transfer all or a part of his shares as provided in Section 2 hereof he shall serve notice upon the Company and the other Shareholder setting forth his intention to make the proposed transfer, the number of shares proposed to be transferred, the identity of the proposed transferee, if any, the proposed purchase price and all of the terms and conditions of the proposed transfer.
     4. Exercise of Option. Within a period of thirty (30) days after receipt of the notice provided in Section 3 above, the Company may exercise its Option, in whole or in part, by giving notice to the offering Shareholder, or to the person giving notice to the Company pursuant to Section 3 above, and to the remaining Shareholders of the Company’s intention to exercise its Option and the number of shares it intends to purchase. Within a period of thirty days after either the expiration of the period during which the Company may exercise its Option or the receipt by the remaining Shareholders of notice of the Company’s intention to exercise its Option, whichever occurs first, the remaining Shareholders may, by giving notice to the offering Shareholder or to the person giving notice to such remaining Shareholders pursuant to Section 3 above, exercise their respective Options, in whole or in part, to purchase the shares of the offering Shareholder as to which the Company has not exercised its Option. Those remaining Shareholders who exercise their respective Options may purchase the shares as to which the Company has not exercised its Option

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in the same proportions as are specified in Section 1 of this Agreement. Should any remaining Shareholder fail to fully exercise his Option to purchase any or all of his proportionate shares, the other remaining Shareholders shall have the Option, for an additional 15-day period following the expiration of the 30-day period, to purchase the balance of said shares.
     5. Valuation of Stock. The purchase price of the capital stock of the Company purchased as provided in Section 2 hereof and the purchase price to the Company or Shareholders exercising the Option to purchase under Sections 2 through 4 hereof shall be determined by the Shareholders at the annual Shareholder’s Meeting or once each year by May 1. In the event that a price has not been determined for the current year, the price of the capital stock shall be based upon the equity of the Company. The price per share shall be determined by dividing the equity of the Company by the total number of shares of stock of all classes or series of the Company allotted and outstanding on the valuation date.
          (a) Upon the death of a Shareholder, the total purchase price shall be that amount determined pursuant to Section 5, multiplied by the number of shares purchased.
          (b) Upon any Voluntary Transfer of shares as set forth in Section 2, the purchase price per share shall be that value as determined in Section 5 above. The total purchase price shall be determined by multiplying the per share purchase price by the number of shares purchased.
     In the event the Shareholders shall not have fixed the value of the Company as provided for above, and in the event the remaining Shareholders and the Withdrawing Shareholder (or the deceased Shareholder’s personal representative) do not agree with the “book value” and “fair market value” calculations, then the Withdrawing Shareholder (or the deceased Shareholder’s personal representative), and the remaining Shareholders collectively, shall each choose an appraiser and the two so chosen shall appoint a third appraiser and the decision of two of the three appraisers so chosen shall be binding upon the Company for the purpose of determining the purchase price to be paid for the Shareholder’s interest in the Company. The cost of the appraisal and appraisers shall be borne by the Withdrawing Shareholder (or the deceased Shareholder’s estate).
     6. Purchase of Stock Upon Death of a Shareholder.
          (a) Upon the death of a Shareholder (the “Deceased Shareholder”), the remaining Shareholders, (hereinafter referred to as “Surviving Shareholders”), shall purchase all of the Deceased Shareholder’s stock and the executor, administrator or legal representative of the deceased Shareholder shall sell to the Surviving Shareholders all the deceased Shareholder’s stock. The price shall be determined in accordance with Section 5, and shall be purchased by the surviving Shareholders in the same ratio as their ownership of all shares, regardless of series, bears to all shares issued and outstanding as of the death of the Deceased Shareholder, but exclusive of the shares owned by the Deceased Shareholder. The executor, administrator or legal representative of the deceased Shareholder shall sell to the Surviving Shareholders all of the deceased Shareholder’s stock to the Surviving Shareholders as soon as is legally possible. The executor, administrator or legal representative of the deceased Shareholder shall use all reasonable efforts

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and due diligence in making the transfer of stock legally permissible without delay. When the transfer of the deceased Shareholder’s stock is legally permissible to the Surviving Shareholders, the Surviving Shareholders shall immediately pay the price for the stock to the estate of the deceased Shareholder. If a Surviving Shareholder does not purchase the shares allotted him, the remaining Shareholder shall purchase those shares at the price designated herein.
     The remaining Shareholders shall pay the executor of the estate 10 percent of the agreed value within 120 days of the death of the Shareholder and by issuing the executor a promissory note for the remaining amount, payable in equal annual principal and interest payments over a six-year period with an interest rate at the lowest applicable federal rate permitted by law at the time the initial payment is made.
     (b) Payments to the estate of a Deceased Shareholder provided for herein shall be made to the duly appointed and qualified legal representative of said estate. If such a legal representative has not been appointed and qualified at the time provided for the making of payments hereunder. then such payments shall be made to said legal representative within 30 days after such representative’s appointment and qualification.
     (c) Notwithstanding the above, in the event that all Shareholders shall die simultaneously, or within one week of each other, then the estate of each Shareholder shall retain that Shareholder’s shares. The estates of the Shareholders may retain the shares or transfer the shares in accordance with Section 6 herein.
     7. Delivery of Purchased Shares. Upon receipt of the purchase price in cash and/or by promissory note, as hereinabove provided, the offering Shareholder or the legal representative of the estate of the Deceased Shareholder shall endorse and deliver the shares so redeemed to the Company or the purchasing Shareholders, as the case may be; provided, however, that neither the purchasing Company nor a purchasing Shareholder shall in any manner dispose of or encumber such shares without the prior written consent of the holders of any such note unless and until the full amount of said purchase price has been paid.
     8. Effect of Failure to Exercise Option. If neither the Company nor the remaining Shareholders exercise their respective Options, either in whole or in part, during the period set forth in Section 4 hereof, said Options which are unexercised shall terminate. In such event, the Shareholder may transfer the shares only to the transferee named in and upon the terms and conditions specified in the notice to the Company and the other Shareholders. The failure of the Company or the remaining Shareholders to exercise in whole or in part any Option granted by this Agreement shall not affect any subsequent Option arising under the provisions of this Agreement.
     9. Transfer of Stock and Agreement Provisions to Run With Shares. A Shareholder shall not, except as hereinafter provided in this Agreement, sell, assign, pledge, transfer or otherwise dispose of any interest in all or any part of his stock without prior written consent of the other parties hereto in accordance with the terms and conditions of this Agreement. The shares subject to this Agreement, as well as any additional shares of the Company which may hereafter be issued, shall at all times continue in the hands of any subsequent owner to be subject to the

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provisions of this Agreement as if such owner were a Shareholder who is a party to this Agreement.
     A third person eligible to purchase shares under this Agreement shall include individuals, corporations, partnership, other types of business associations, trusts or fiduciaries only if (i) the third person is eligible to become a qualified shareholder under any federal or state tax statute the Company has adopted, including without limitation. Sub Chapter S status, and agrees in writing to file any necessary consents to continue such status: and (ii) the third person’s purchase of the shares will not impose a personal holding company tax or similar, federal or state penalty tax on the Company.
     10. Endorsement on Stock Certificates. Each stock certificate representing shares of stock of the Company now or hereafter held by any Shareholder of the Company during the term of this Agreement shall have printed or otherwise endorsed thereon the following legend:
     “The sale, assignment, pledge, transfer or other disposition of the shares of stock represented by this certificate is restricted under the terms and conditions of an Agreement dated June 30, 1999, a copy of which is on file in the office of the corporation.”
     11. Board of Directors. The initial Board of Directors of the Company shall consist of the following individuals:
Kerry W. Boekelheide
Blake A. Hoffman
James Koehler
     12. Officers. The slate of Officers of the Company shall consist of a President, Vice President, Secretary and Treasurer. Immediately upon execution of this Agreement the slate of Officers shall be as follows:

NAME	TITLE
Kerry W. Boekelheide	President
Blake A. Hoffman	Vice President/Secretary/Treasurer
James Koehler	Vice President
     13. Shareholder Approval.
          A. Actions Requiring Majority Approval. The following actions and transactions of the Company shall be subject to approval by a majority of the outstanding shares of the Shareholders and shall be taken if authorized or approved by vote of sixty-six percent (66%) of the outstanding shares of Common Stock:
1.	The payment of distributions to Shareholders of the Company;

2.	The purchase of assets or real estate;

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3.	The increase or decrease in the number of Directors serving on the Board of Directors;

4.	The issuance or redemption of shares in the Company;

5.	The dissolution of the Company;

6.	The assignment, transfer, compromise or release of any claims or debts due the Company except upon payment in full.

7.	The making, executing, or delivery of any assignment for the benefit of creditors or any bond, confession of judgment, pledge, security agreement, mortgage, deed, guarantee, indemnity bond, surety bond or contract to sell or contract of sale of all or substantially all of the property of the Company;

8.	The assignment, transfer, compromise or release or any claims or debts due the Company except upon payment in full;

9.	The pledge or hypothecation or transfer of an interest in the Company, or the assets of the Company;

10.	The removal of Officers. Directors or Shareholder/Employees;

11.	The payment of salary and bonuses to management Employees;

12.	The payment of administrative expenses or other expenses not in the ordinary course of business;

13.	The entering into of leases, conveyances and contracts not in the ordinary course of business.
          B. Actions Requiring Unanimous Approval. The following actions and transactions of the Company shall be subject to unanimous approval of the outstanding shares of the Shareholder and shall be taken if authorized or approved by vote of one hundred percent (100%) of the outstanding shares of Common Stock:
1.	The payment of salaries to Officers, Directors and Shareholder of The Company;

2.	The sale, mortgage, or refinancing of any asset of the Company, including motels; and

3.	The making of loans to Shareholders;

4.	The approval of mergers and consolidations;

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5.	The addition of new Shareholders to the Company.

6.	The amendment of the Articles of Incorporation or the By-laws of the Company;

7.	The expansion of the Company’s business into other areas, including the building and owning of new motels.

8.	The borrowing of money in the name of the Company or utilization of corporate assets as security for loans;
     The shareholder consent required pursuant to this Section 14 shall not impede or hinder those normal day-to-day operations undertaken in the usual course of business of the Company and shall not limit the day-to-day duties and responsibilities of the officers.
     14. Notices. Any and all notices, designations, consents, offers, acceptances or other communications provided for herein shall be given in writing by hand delivery or by certified mail and shall be addressed in the case of a Shareholder to the address appearing on the stock records of the Company for such Shareholder or such other address as may be designated by such Shareholder.
     15. Severability. The invalidity or enforceability of any particular provisions of this Agreement shall not affect the validity of the other provisions hereof.
     16. Termination of Agreement. This Agreement shall terminate without further force or effect upon the occurrence of either of the following events:
          (a) Cessation of the Company’s business.
          (b) Liquidation and dissolution of the Company.
          (c) As otherwise provided herein or upon mutual agreement of the parties hereto.
     17. Miscellaneous.
          (a) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns, and the parties hereto agree to execute and deliver any and all instruments that may be necessary to carry out the intent and purpose of this Agreement,
          (b) This Agreement shall replace and supercede any and all previous agreements or arrangements made between the Shareholders of the Company and the Company with regard to Shareholder rights and restrictions, specifically that Shareholder’s Agreement dated May 31, 1995.
          (c) This Agreement has been entered into in the State of South Dakota and shall be governed in accordance with the laws of the State of South Dakota.

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     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

KS TWO, INC.		/s/ Kerry W. Boekelheide

Kerry W. Boekelheide
By:	/s/ Kerry W. Boekelheide

Its:	President	/s/ Blake A. Hoffman

Blake A. Hoffman

/s/ James Koehler

James Koehler

STATE OF SOUTH DAKOTA	)
:SS
COUNTY OF MINNEHAHA	}
     On this the 30th day of July, 1999, before me, the undersigned officer, personally appeared Kerry W. Boekelheide and Blake A. Hoffman, known to me or satisfactorily proven to be the persons whose names are subscribed to the within instrument and acknowledged that they executed the same for the purposes therein contained.
     In witness whereof I have hereunto set my hand and official seal.

/s/ Michelle Holmquist
Notary Public — South Dakota
My Commission Expires: 6-14-03

STATE OF SOUTH DAKOTA	)
:ss
COUNTY OF MINNEHAHA	)
     On the 10th day of August, 1999, before me, the undersigned officer, personally appeared James Koehler, known to me or satisfactorily proven to be the person whose name is subscribed to the within instrument and acknowledged that he executed the same for the purposes therein contained.
     IN WITNESS WHEREOF, I hereunto set my hand and official seal.
[CINDY WINEGAR * STATE OF SOUTH DAKOTA * NOTARY PUBLIC SEAL]

/s/ Cindy Winegar
Notary Public — South Dakota
My Commission Expires: 7/13/05

8

STATE OF SOUTH DAKOTA	)
:SS
COUNTY OF MINNEHAHA	)
     On this the 30th day of July, 1999, before me, the undersigned officer, personally appeared Kerry W. Boekelheide, who acknowledged themselves to be the President of KS TWO, Inc., and that the, as such officers, being authorized so to do, executed the foregoing instrument for the purpose therein contained, by signing the name of KS TWO, Inc., by themselves as President.
     In witness whereof I hereunto set my hand and official seal.

/s/ Michelle Holmquist
Notary Public — South Dakota
My Commission Expires: 6-19-03

9

Exhibit C
AMENDMENT TO AMENDED AND RESTATED
SHAREHOLDERS’ AGREEMENT DATED JUNE, 30, 1999
     THIS AMENDMENT, made and entered into this 1st day of August 2001, by and among KS TWO, Inc., a South Dakota corporation (hereinafter referred to as the “Company”), KERRY W. BOEKELHEIDE (hereinafter referred to as “Boekelheide”) and JAMES P. KOEHLER (hereinafter referred to as “Koehler”) (each of whom, individually is hereinafter referred to as “Shareholder” and both of who, together, are hereinafter referred to as “Shareholders”);
     WHEREAS, Boekelheide recently purchased the shares of stock in the Company owned by Blake A. Hoffman (hereinafter referred to as “Hoffman”); and
     WHEREAS, subsequent to the purchase of Hoffman’s shares, the Shareholders are the current owners and holders of all of the issued and outstanding shares of capital stock of the Company; and
     WHEREAS, as a condition of approving the purchase of Hoffman’s shares by Boekelheide, Koehler requested specific changes to the Amended and Restated Shareholders’ Agreement dated June 30, 1999 (hereinafter referred to “Shareholders’ Agreement”) and Boekelheide agreed to such changes.
     NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree and amend the Shareholders’ Agreement as follows:
1.	Section 13 of the Shareholders’ Agreement shall read:
13.	Shareholder Approval.
     A. Actions Requiring Majority Approval. The following actions and transactions of the Company shall be subject to approval by a majority of the outstanding shares of the Shareholders and shall be taken if authorized or approved by vote of sixty-six percent (66%) of the outstanding shares of Common Stock:
1. The payment of distributions to Shareholders of the Company;
2. The payment of salary and bonuses to management Employees;
3. The payment of administrative expenses or other expenses not in the ordinary course of business.
     B. Actions Requiring Unanimous Approval. The following actions and transactions of the Company shall be subject to unanimous approval of the outstanding shares of the Shareholders and shall be taken if authorized or approved by vote of one hundred percent (100%) of the outstanding shares of Common Stock:
1.	The purchase of assets or real estate;

2.	The increase or decrease in the number of Directors serving on the Board of Directors;

3.	The issuance or redemption of shares in the Company;

4.	The dissolution of the Company;

5.	The assignment, transfer, compromise or release of any claims or debts due the Company except payment in full;

6.	The making, executing, or delivery of any assignment for the benefit of creditors or any bond, confession of judgment, pledge, security agreement, mortgage, deed, guarantee, indemnity bond, surety bond or contract to sell or contract of sale of all or substantially all of the property of the Company;

7.	The pledge or hypothecation or transfer of an interest in the Company, or the assets of the Company;

8.	The removal of Officers, Directors or Shareholder/Employees;

9.	The entering into of leases, conveyances and contracts not in the ordinary course of business;

10.	The payment of salaries to Officers, Directors and Shareholders of the Company;

11.	The sale, mortgage, or refinancing or any assets of the Company, including motels;

12.	The making of loans o Shareholders;

13.	The approval of mergers and consolidations;

14.	The addition of new Shareholders to the Company;

15.	The amendment of the Articles of Incorporation or the By-laws of the Company;

16.	The expansion of the Company’s business into other areas, including the building and owning of new motels;

17.	The borrowing of money in the name of the Company or utilization of corporate assets as security for loans;
The shareholder consent required pursuant to this Section 13 shall not impede or hinder those normal day-to-day operations undertaken in the usual course of business of the Company and shall not limit the day-to-day duties and responsibilities of the Officers.
2. All other terms and conditions of the Shareholders’ Agreement are hereby ratified and confirmed.

     IN WITNESS WHEREOF, the parties have executed this Amendment to Amended and Restated Shareholders’ Agreement as of the date and year first above written.

KS TWO, Inc.

/s/ Kerry W. Boekelheide

By: Kerry W. Boekelheide
Its: President

/s/ Kerry W. Boekelheide

Kerry Boekelheide

/s/ James P. Koehler

James P. Koehler

STATE OF SOUTH DAKOTA	)
:SS
COUNTY OF MINNEHAHA	)
     On this the 1st day of August, 2001, before me, the undersigned officer, personally appeared Kerry W. Boekelheide, who acknowledged that he was the President of KS Two, Inc., and that he, as such, being authorized to do so, executed the foregoing instrument for the purposes therein contained, by signing the name of the partnership by him as president.
     IN WITNESS WHEREOF, I hereunto set my hand and official seal.

/s/ Sandy Borszich
Notary Public — South Dakota

STATE OF SOUTH DAKOTA	)
:SS
COUNTY OF MINNEHAHA	)
     On this the 1st day of August, 2001, before me, the undersigned officer, personally appeared Kerry W. Boekelheide, known to me or satisfactorily proven to be the person whose name is subscribed to the within instrument and acknowledged that he executed the same for the purposes therein contained.
     IN WITNESS WHEREOF, I hereunto set my hand and official seal.

/s/ Sandy Borszich
Notary Public — South Dakota

STATE OF SOUTH DAKOTA	)
: SS
COUNTY OF BROWN	)
     On this the 1st day of August, 2001, before me, the undersigned officer, personally appeared James P. Koehler, known to me or satisfactorily proven to be the person whose name is subscribed to the within instrument and acknowledged that he executed the same for the purposes therein contained.
     IN WITNESS WHEREOF, I hereunto set my hand and official seal.
[CINDY WINEGAR * STATE OF SOUTH DAKOTA * NOTARY PUBLIC SEAL]

/s/ Cindy Winegar
Notary Public — South Dakota

Exhibit D
AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT
     THIS AGREEMENT, made and entered into this 30th day of June, 1999, by and among KS THREE, Inc., a South Dakota corporation (hereinafter referred to as the “Company”), and KERRY W. BOEKELHEIDE (hereinafter referred to as “Boekelheide”), BLAKE A. HOFFMAN (hereinafter referred to as “Hoffman”) and JAMES KOEHLER (hereinafter referred to as “Koehler”), (each of whom, individually, is hereinafter referred to as “Shareholder” and all of whom, together, are hereinafter referred to as “Shareholders”);
     WHEREAS, the Shareholders are the current owners and holders of all of the issued and outstanding shares of capital stock of the Company; and
     WHEREAS, the Shareholders have previously entered into a Shareholders’ Agreement; and
     WHEREAS, it is the desire of the Shareholders to provide for continuity and harmonious management in the affairs of the Company and to provide for the disposition of its capital stock in the event of the death or the termination of employment of any of the Shareholders with the Company, or in the event that any Shareholder desires to transfer his shares, all in order that the capital stock of the Company now owned by the Shareholders, respectively, may not pass into other hands and introduce other interests which might not be of advantage to or for the best interests of the Company.
     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledge, the parties hereby agree as follows:
     1. Present Ownership of Shares. As of the date of this Agreement, a total of One Thousand (1,000) shares of the Company’s are issued and outstanding. Said shares are owned and held by the Shareholders as follows:

Shareholder	Common Stock
Boekelheide	330 shares
Hoffman	330 shares
Koehler	340 shares
     2. Voluntary Transfers of Shares. In the order of priority and by the method established by Section 4 of this Agreement, each individual Shareholder hereby grants to the Company and to the remaining Shareholders the right and option (the “Option”) to purchase any of the shares owned by him, in accordance with the terms of this Agreement upon that Shareholder’s proposal to transfer any of the Company’s shares to any person. The term “Voluntary Transfer” shall mean any sale, assignment, gift, pledge or other encumbrance or other disposition (whether voluntary or involuntary) of the Company’s shares or of the beneficial interest in such shares. The price of the stock shall be determined in accordance with Section 5 and the transfer and method of payment shall be determined in the following manner:

          a. Credit against the redemption price of the amount of any debt to the Company by the selling Shareholder.
          b. Twenty-five percent of the unpaid redemption price shall be paid within 30 days following the date the price is determined. The balance shall be paid in 84 equal monthly payments beginning on the 1st day of the month following the downpayment, with interest at the lowest applicable federal rate permitted by law at the time the downpayment is made upon the unpaid balance. The interest runs from the date the redemption price is determined by arbitration or the date the option was exercised if there is no arbitration. The unpaid balance is a first lien (in the amount of each installment due) on the earnings of the Company and shall be paid before any distribution upon earnings, The buyer shall deliver a promissory note for the debt.
          c. If any payment of interest or principal is not paid within five days after due, and fifteen days after written notice is provided, the estate of the deceased Shareholder or the selling Shareholder or their successors may declare the full amount of the balance of the note immediately due and payable without awaiting the maturity of the remaining installments.
          d. The Company and the remaining Shareholder may prepay without penalty.
          e. Upon the receipt of the downpayment in cash and a promissory note for the unpaid redemption price, the seller shall deliver the shares to the Company or to the remaining Shareholders, as the case may be, provided, however, that neither the Company nor the remaining Shareholders shall dispose of or encumber such shares without the prior written consent of said seller and until the full redemption price is paid.
     3. Notice to the Company and Shareholders. In the event that a Shareholder desires to transfer all or a part of his shares as provided in Section 2 hereof, he shall serve notice upon the Company and the other Shareholder setting forth his intention to make the proposed transfer, the number of shares proposed to be transferred, the identity of the proposed transferee, if any, the proposed purchase price and all of the terms and conditions of the proposed transfer.
     4. Exercise of Option. Within a period of thirty (30) days after receipt of the notice provided in Section 3 above, the Company may exercise its Option, in whole or in part, by giving notice to the offering Shareholder, or to the person giving notice to the Company pursuant to Section 3 above, and to the remaining Shareholders of the Company’s intention to exercise its Option and the number of shares it intends to purchase. Within a period of thirty days after either the expiration of the period during which the Company may exercise its Option or the receipt by the remaining Shareholders of notice of the Company’s intention to exercise its Option, whichever occurs first, the remaining Shareholders may, by giving notice to the offering Shareholder or to the person giving notice to such remaining Shareholders pursuant to Section 3 above, exercise their respective Options, in whole or in part, to purchase the shares of the offering Shareholder as to which the Company has not exercised its Option. Those remaining Shareholders who exercise their respective Options may purchase the shares as to which the Company has not exercised its Option in the same proportions as are specified in Section 1 of this Agreement. Should any remaining Shareholder fail to fully exercise his Option to purchase any or all of his proportionate shares, the other remaining Shareholders shall have the Option, for an additional 15-day period following the expiration of the 30-day period, to purchase the balance of said shares.
     5. Valuation of Stock. The purchase price of the capital stock of the Company purchased as provided in Section 2 hereof and the purchase price to the Company or Shareholders exercising the Option to purchase under Sections 2 through 4 hereof shall be determined by the Shareholders at the annual Shareholder’s Meeting or once each year by May 1. In the event that a price has not been determined for the current year, the price of the capital stock shall be based upon the equity of the Company. The price per share shall be determined by dividing the equity of the Company by the total number of shares of stock of all classes or series of the Company allotted and outstanding on the valuation date.
          (a) Upon the death of a Shareholder, the total purchase price shall be that amount determined pursuant to Section 5, multiplied by the number of shares purchased.
          (b) Upon any Voluntary Transfer of shares as set forth in Section 2, the purchase price per share shall be that value as determined in Section 5 above. The total purchase price shall be determined by multiplying the per share purchase price by the number of shares purchased.
     In the event the Shareholders shall not have fixed the value of the Company as provided for above, and in the event the remaining Shareholders and the Withdrawing Shareholder (or the deceased Shareholder’s personal representative) do not agree with the “book value” and “fair market value” calculations, then the Withdrawing Shareholder (or the deceased Shareholder’s personal representative), and the remaining Shareholders collectively, shall each choose an appraiser and the two so chosen shall appoint a third appraiser and the decision of two of the three appraisers so chosen shall be binding upon the Company for the purpose of determining the purchase price to be paid for the Shareholder’s interest in the Company. The cost of the appraisal and appraisers shall be borne by the Withdrawing Shareholder (or the deceased Shareholder’s estate).
     6. Purchase of Stock Upon Death of a Shareholder.
          (a) Upon the death of a Shareholder (the “Deceased Shareholder”), the remaining Shareholders, (hereinafter referred to as “Surviving Shareholders”), shall purchase all of the Deceased Shareholder’s stock and the executor, administrator or legal representative of the deceased Shareholder shall sell to the Surviving Shareholders all the deceased Shareholder’s stock. The price shall be determined in accordance with Section 5, and shall be purchased by the surviving Shareholders in the same ratio as their ownership of all shares, regardless of series, bears to all shares issued and outstanding as of the death of the Deceased Shareholder, but exclusive of the shares owned by the Deceased Shareholder. The executor, administrator or legal representative of the deceased Shareholder shall sell to the Surviving Shareholders all of the deceased Shareholder’s stock to the Surviving Shareholders as soon as is legally possible. The executor, administrator or legal representative of the deceased Shareholder shall use all reasonable efforts and due diligence in making the transfer of stock legally permissible without delay. When the transfer of the deceased Shareholder’s stock is legally permissible to the Surviving Shareholders, the Surviving Shareholders shall immediately pay the price for the stock to the estate of the deceased Shareholder. If a Surviving Shareholder does not purchase the shares allotted him, the remaining Shareholder shall purchase those shares at the price designated herein.
     The remaining Shareholders shall pay the executor of the estate 10 percent of the agreed value within 120 days of the death of the Shareholder and by issuing the executor a promissory note for the remaining amount, payable in equal annual principal and interest payments over a six-year period with an interest rate at the lowest applicable federal rate permitted by law at the time the initial payment is made.
          (b) Payments to the estate of a Deceased Shareholder provided for herein shall be made to the duly appointed and qualified legal representative of said estate. If such a legal representative has not been appointed and qualified at the time provided for the making of payments hereunder, then such payments shall be made to said legal representative within 30 days after such representative’s appointment and qualification.
          (c) Notwithstanding the above, in the event that all Shareholders shall die simultaneously, or within one week of each other, then the estate of each Shareholder shall retain that Shareholder’s shares. The estates of the Shareholders may retain the shares or transfer the shares in accordance with Section 6 herein.
     7. Delivery of Purchased Shares. Upon receipt of the purchase price in cash and/or by promissory note, as hereinabove provided, the offering Shareholder or the legal representative of the estate of the Deceased Shareholder shall endorse and deliver the shares so redeemed to the Company or the purchasing Shareholders, as the case may be; provided, however, that neither the purchasing Company nor a purchasing Shareholder shall in any manner dispose of or encumber such shares without the prior written consent of the holders of any such note unless and until the full amount of said purchase price has been paid.
     8. Effect of Failure to Exercise Option. If neither the Company nor the remaining Shareholders exercise their respective Options, either in whole or in part, during the period set forth in Section 4 hereof, said Options which are unexercised shall terminate. In such event, the Shareholder may transfer the shares only to the transferee named in and upon the terms and conditions specified in the notice to the Company and the other Shareholders. The failure of the Company or the remaining Shareholders to exercise in whole or in part any Option granted by this Agreement shall not affect any subsequent Option arising under the provisions of this Agreement.
     9. Transfer of Stock and Agreement Provisions to Run With Shares. A Shareholder shall not, except as hereinafter provided in this Agreement, sell, assign, pledge, transfer or otherwise dispose of any interest in all or any part of his stock without prior written consent of the other parties hereto in accordance with the terras and conditions of this Agreement. The shares subject to this Agreement, as well as any additional shares of the Company which may hereafter be issued, shall at all times continue in the hands of any subsequent owner to be subject to the provisions of this Agreement as if such owner were a Shareholder who is a party to this Agreement.
     A third person eligible to purchase shares under this Agreement shall include individuals, corporations, partnership, other types of business associations, trusts or fiduciaries only if (i) the third person is eligible to become a qualified shareholder under any federal or state tax statute the Company has adopted, including without limitation, Sub Chapter S status, and agrees in writing to file any necessary consents to continue such status; and (ii) the third person’s purchase of the shares will not impose a personal holding company tax or similar, federal or state penalty tax on the Company.
     10. Endorsement on Stock Certificates. Each stock certificate representing shares of stock of the Company now or hereafter held by any Shareholder of the Company during the term of this Agreement shall have printed or otherwise endorsed thereon the following legend:
     “The sale, assignment, pledge, transfer or other disposition of the shares of stock represented by this certificate is restricted under the terms and conditions of an Agreement dated June 30, 1999, a copy of which is on file in the office of the corporation.”
     11. Board of Directors. The initial Board of Directors of the Company shall consist of the following individuals:
Kerry W. Boekelheide
Blake A. Hoffman
James Koehler
     12. Officers. The slate of Officers of the Company shall consist of a President, Vice President, Secretary and Treasurer. Immediately upon execution of this Agreement the slate of Officers shall be as follows:

NAME	TITLE
Kerry W. Boekelheide	President
Blake A. Hoffman	Vice President/Secretary/Treasurer
James Koehler	Vice President
     13. Shareholder Approval.
          A. Actions Requiring Majority Approval. The following actions and transactions of the Company shall be subject to approval by a majority of the outstanding shares of the Shareholders and shall be taken if authorized or approved by vote of sixty-six percent (66%) of the outstanding shares of Common Stock:
1.	The payment of distributions to Shareholders of the Company;

2.	The purchase of assets or real estate;

3.	The increase or decrease in the number of Directors serving on the Board of Directors;

4.	The issuance or redemption of shares in the Company;

5.	The dissolution of the Company;

6.	The assignment, transfer, compromise or release of any claims or debts due the Company except upon payment in full.

7.	The making, executing, or delivery of any assignment for the benefit of creditors or any bond, confession of judgment, pledge, security agreement, mortgage, deed, guarantee, indemnity bond, surety bond or contract to sell or contract of sale of all or substantially all of the property of the Company;

8.	The assignment, transfer, compromise or release or any claims or debts due the Company except upon payment in full;

9.	The pledge or hypothecation or transfer of an interest in the Company, or the assets of the Company;

10.	The removal of Officers, Directors or Shareholder/Employees;

11.	The payment of salary and bonuses to management Employees;

12.	The payment of administrative expenses or other expenses not in the ordinary course of business;

13.	The entering into of leases, conveyances and contracts not in the ordinary course of business.
          B. Actions Requiring Unanimous Approval. The following actions and transactions of the Company shall be subject to unanimous approval of the outstanding shares of the Shareholder and shall be taken if authorized or approved by vote of one hundred percent (100%) of the outstanding shares of Common Stock:
1.	The payment of salaries to Officers, Directors and Shareholder of The Company;

2.	The sale, mortgage, or refinancing of any asset of the Company, including motels; and

3.	The making of loans to Shareholders;

4.	The approval of mergers and consolidations;

5.	The addition of new Shareholders to the Company.

6.	The amendment of the Articles of Incorporation or the By-laws of the Company;

7.	The expansion of the Company’s business into other areas, including the building and owning of new motels.

8.	The borrowing of money in the name of the Company or utilization of corporate assets as security for loans;
     The shareholder consent required pursuant to this Section 14 shall not impede or hinder those normal day-to-day operations undertaken in the usual course of business of the Company and shall not limit the day-to-day duties and responsibilities of the officers.
     14. Notices. Any and all notices, designations, consents, offers, acceptances or other communications provided for herein shall be given in writing by hand delivery or by certified mail and shall be addressed in the case of a Shareholder to the address appearing on the stock records of the Company for such Shareholder or such other address as may be designated by such Shareholder.
     15. Severability. The invalidity or enforceability of any particular provisions of this Agreement shall not affect the validity of the other provisions hereof.
     16. Termination of Agreement. This Agreement shall terminate without further force or effect upon the occurrence of either of the following events:
          (a) Cessation of the Company’s business.
          (b) Liquidation and dissolution of the Company.
          (c) As otherwise provided herein or upon mutual agreement of the parties hereto.
     17. Miscellaneous.
          (a) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns, and the parties hereto agree to execute and deliver any and all instruments that may be necessary to carry out the intent and purpose of this Agreement.
          (b) This Agreement shall replace and supercede any and all previous agreements or arrangements made between the Shareholders of the Company and the Company with regard to Shareholder rights and restrictions, specifically that Shareholder’s Agreement dated May 31, 1995.
          (c) This Agreement has been entered into in the State of South Dakota and shall be governed in accordance with the laws of the State of South Dakota.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

KS THREE, INC.		/s/ Kerry W. Boekelheide

Kerry W. Boekelheide
By:	/s/ Kerry W. Boekelheide
Its:	President	/s/ Blake A. Hoffman

Blake A. Hoffman

/s/ James Koehler

James Koehler

STATE OF SOUTH DAKOTA	)
:SS
COUNTY OF MINNEHAHA	)
     On this the 30th day of July, 1999, before me, the undersigned officer, personally appeared Kerry W. Boekelheide and Blake A. Hoffman, known to me or satisfactorily proven to be the persons whose names are subscribed to the within instrument and acknowledged that they executed the same for the purposes therein contained.
     In witness whereof I have hereunto set my hand and official seal,

/s/ Michelle Holmquist
Notary Public — South Dakota
My Commission Expires: 6-19-03

STATE OF SOUTH DAKOTA	)
:ss
COUNTY OF MINNEHAHA	)
     On the 10th day of August, 1999, before me, the undersigned officer, personally appeared James Koehler, known to me or satisfactorily proven to be the person whose name is subscribed to the within instrument and acknowledged that he executed the same for the purposes therein contained.
     IN WITNESS WHEREOF, I hereunto set my hand and official seal.
[CINDY WINEGAR* STATE OF SOUTH DAKOTA * NOTARY PUBLIC SEAL]

/s/ Cindy Winegar
Notary Public — South Dakota
My Commission Expires: 7/13/05

STATE OF SOUTH DAKOTA	)
:SS
COUNTY OF MINNEHAHA	)
     On this the 30th day of July 1999, before me, the undersigned officer, personally appeared Kerry W. Boekelheide and Blake A. Hoffman, who acknowledged themselves to be the President and Secretary of KS THREE, Inc., and that the, as such officers, being authorized so to do, executed the foregoing instrument for the purpose therein contained, by signing the name of KS THREE, Inc., by themselves as President and Secretary.
     In witness whereof I hereunto set my hand and official seal.

/s/ Michelle Holmquist
Notary Public — South Dakota
My Commission Expires: 6-19-03

Exhibit E
AMENDMENT TO AMENDED AND RESTATED
SHAREHOLDERS’ AGREEMENT DATED JUNE 30, 1999
     THIS AMENDMENT, made and entered into this 1st day of August 2001, by and among KS THREE, Inc., a South Dakota corporation (hereinafter referred to as the “Company”), KERRY W. BOEKELHEIDE (hereinafter referred to as “Boekelheide”) and JAMES P. KOEHLER (hereinafter referred to as “Koehler”) (each of whom, individually is hereinafter referred to as “Shareholder” and both of who, together, are hereinafter referred to as “Shareholders”);
     WHEREAS, Boekelheide recently purchased the shares of stock in the Company owned by Blake A. Hoffman (hereinafter referred to as “Hoffman”); and
     WHEREAS, subsequent to the purchase of Hoffman’s shares, the Shareholders are the current owners and holders of all of the issued and outstanding shares of capital stock of the Company; and
     WHEREAS, as a condition of approving the purchase of Hoffman’s shares by Boekelheide, Koehler requested specific changes to the Amended and Restated Shareholders’ Agreement dated June 30, 1999 (hereinafter referred to “Shareholders’ Agreement”) and Boekelheide agreed to such changes.
     NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree and amend the Shareholders’ Agreement as follows:
1.	Section 13 of the Shareholders’ Agreement shall read:
13.	Shareholder Approval.
     A. Actions Requiring Majority Approval. The following actions and transactions of the Company shall be subject to approval by a majority of the outstanding shares of the Shareholders and shall be taken if authorized or approved by vote of sixty-six percent (66%) of the outstanding shares of Common Stock:
1.	The payment of distributions to Shareholders of the Company;

2.	The payment of salary and bonuses to management Employees;

3.	The payment of administrative expenses or other expenses not in the ordinary course of business.
     B. Actions Requiring Unanimous Approval. The following actions and transactions of the Company shall be subject to unanimous approval of the outstanding shares of the Shareholders and shall be taken if authorized or approved by vote of one hundred percent (100%) of the outstanding shares of Common Stock:
1.	The purchase of assets or real estate;

2.	The increase or decrease in the number of Directors serving on the Board of Directors;

3.	The issuance or redemption of shares in the Company;

4.	The dissolution of the Company;

5.	The assignment, transfer, compromise or release of any claims or debts due the Company except payment in full;

6.	The making, executing, or delivery of any assignment for the benefit of creditors or any bond, confession of judgment, pledge, security agreement, mortgage, deed, guarantee, indemnity bond, surety bond or contract to sell or contract of sale of all or substantially all of the property of the Company;

7.	The pledge or hypothecation or transfer of an interest in the Company, or the assets of the Company;

8.	The removal of Officers, Directors or Shareholder/Employees;

9.	The entering into of leases, conveyances and contracts not in the ordinary course of business;

10.	The payment of salaries to Officers, Directors and Shareholders of the Company;

11.	The sale, mortgage, or refinancing or any assets of the Company, including motels;

12.	The making of loans to Shareholders;

13.	The approval of mergers and consolidations;

14.	The addition of new Shareholders to the Company;

15.	The amendment of the Articles of Incorporation or the By-laws of the Company;

16.	The expansion of the Company’s business into other areas, including the building and owning of new motels;

17.	The borrowing of money in the name of the Company or utilization of corporate assets as security for loans;
The shareholder consent required pursuant to this Section 13 shall not impede or hinder those normal day-to-day operations undertaken in the usual course of business of the Company and shall not limit the day-to-day duties and responsibilities of the Officers.
2. All other terms and conditions of the Shareholders’ Agreement are hereby ratified and confirmed.

     IN WITNESS WHEREOF, the parties have executed this Amendment to Amended and Restated Shareholders’ Agreement as of the date and year first above written.

KS THREE, Inc.

/s/ Kerry W. Boekelheide

By: Kerry W. Boekelheide
Its: President

/s/ Kerry W. Boekelheide

Kerry W. Boekelheide

/s/ James P. Koehler

James P. Koehler

STATE OF SOUTH DAKOTA	)
:SS
COUNTY OF MINNEHAHA	)
     On this the 1st day of August, 2001, before me, the undersigned officer, personally appeared Kerry W. Boekelheide, who acknowledged that he was the President of KS Three, Inc., and that he, as such, being authorized to do so, executed the foregoing instrument for the purposes therein contained, by signing the name of the partnership by him as president.
     IN WITNESS WHEREOF, I hereunto set my hand and official seal.

/s/ Sandy Borszich
Notary Public — South Dakota

STATE OF SOUTH DAKOTA	)
:SS
COUNTY OF MINNEHAHA	)
     On this the 1st day of August 2001, before me, the undersigned officer, personally appeared Kerry W. Boekelheide, known to me or satisfactorily proven to be the person whose name is subscribed to the within instrument and acknowledged that he executed the same for the purposes therein contained.
     IN WITNESS WHEREOF, I hereunto set my hand and official seal.

/s/ Sandy Borszich
Notary Public — South Dakota

STATE OF SOUTH DAKOTA	)
:SS
COUNTY OF BROWN	)
     On this the 1st day of August, 2001, before me, the undersigned officer, personally appeared James P. Koehler, known to me or satisfactorily proven to be the person whose name is subscribed to the within instrument and acknowledged that he executed the same for the purposes therein contained.
     IN WITNESS WHEREOF, I hereunto set my hand and official seal.
[CINDY WINEGAR * STATE OF SOUTH DAKOTA * NOTARY PUBLIC SEAL]

/s/ Cindy Winegar
Notary Public — South Dakota